Exhibit 12.1

GREAT PLAINS ENERGY INCORPORATED

COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES

	2014	2013	2012	2011	2010
	(millions)
Net income	$242.8	$250.2	$199.9	$174.2	$211.9
Add
Equity investment loss	—	0.2	0.4	0.1	1.0
Income subtotal	242.8	250.4	200.3	174.3	212.9

Add
Income tax expense	115.7	129.2	104.6	84.8	99.0
Kansas City earnings tax	0.3	0.1	0.1	—	0.1
Total taxes on income	116.0	129.3	104.7	84.8	99.1

Interest on value of leased property	5.2	5.5	5.8	5.9	6.2
Interest on long-term debt	195.0	195.5	213.2	223.2	218.9
Interest on short-term debt	5.1	7.6	9.0	11.8	9.7
Other interest expense and amortization	3.3	8.2	4.6	11.6	9.7

Total fixed charges	208.6	216.8	232.6	252.5	244.5

Earnings before taxes on
income and fixed charges	$567.4	$596.5	$537.6	$511.6	$556.5

Ratio of earnings to fixed charges	2.72	2.75	2.31	2.03	2.28